Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. Dollars)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7-21

C21 INVESTMENTS INC.
Interim Condensed Consolidated Balance Sheets
(Unaudited - Expressed in U.S. dollars)

	September 30, 2025	March 31, 2025
	$	$
ASSETS
Current assets
Cash	2,795,772	2,625,461
Receivables	165,957	176,695
Inventory	4,767,492	4,051,425
Prepaid expenses and deposits	343,070	645,809
Note receivable - current portion	818,211	-
Assets classified as held for sale	-	4,725
	8,890,502	7,504,115
Non-current assets
Property and equipment	2,410,519	2,665,600
Right-of-use assets	9,079,057	9,393,282
Intangible assets	7,233,707	8,092,663
Goodwill	28,541,323	28,541,323
Note receivable	-	802,766
Total assets	56,155,108	56,999,749

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,896,124	2,148,153
Convertible promissory notes	-	1,156,259
Convertible debentures - current portion	1,161,852	977,817
Settlement liability - current portion	1,200,000	-
Income taxes payable	1,998,859	2,833,991
Deferred revenue	334,893	309,892
Lease liabilities - current portion	581,412	530,931
	7,173,140	7,957,043
Non-current liabilities
Convertible debentures	112,264	710,367
Settlement liability	700,000	-
Lease liabilities	9,467,419	9,771,124
Uncertain tax position	11,300,529	9,822,797
Derivative liability	28,734	27,824
Deferred tax liability	34,817	34,817
Total liabilities	28,816,903	28,323,972

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 117,863,480 and 117,996,814 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	107,148,191	107,006,777
Subordinate shares, no par value; unlimited shares authorized; 100,000,000 and nil shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	72	-
Commitment to issue shares	439,443	628,141
Accumulated other comprehensive loss	(2,183,083)	(2,138,198)
Deficit	(78,066,418)	(76,820,943)
Total shareholders' equity	27,338,205	28,675,777
Total liabilities and shareholders' equity	56,155,108	56,999,749

Commitments (Note 18)

Subsequent event (Note 24)

Approved and authorized for issue on behalf of the Board of Directors:
/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in U.S. dollars, except number of shares)

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Revenue	8,470,292	7,508,547	17,023,665	14,104,556
Cost of sales	4,201,818	4,243,714	9,771,200	8,809,024
Gross profit	4,268,474	3,264,833	7,252,465	5,295,532

Selling, general and administrative expenses	3,040,126	2,958,247	5,816,704	5,829,202

Income (loss) from operations	1,228,348	306,586	1,435,761	(533,670)

Accretion expense	(103,691)	(149,834)	(222,149)	(233,723)
Interest expense	(52,630)	(88,697)	(114,770)	(141,560)
Loss on settlement of legal proceedings	(442,543)	-	(442,543)	-
Gain (loss) on disposal of assets	7,446	(8,464)	7,446	(40,960)
Other income (loss)	(1,502)	9,391	40,224	147
Net income (loss) from continuing operations before income tax expense	635,428	68,982	703,969	(949,766)
Income tax expense	(1,117,100)	(828,400)	(1,942,600)	(1,196,100)
Net loss from continuing operations after income tax expense	(481,672)	(759,418)	(1,238,631)	(2,145,866)

Net loss from discontinued operations after income tax expense	(4,983)	(85,714)	(6,844)	(111,438)

Net loss	(486,655)	(845,132)	(1,245,475)	(2,257,304)

Other comprehensive income (loss):
Cumulative translation adjustment	38,678	(26,795)	(44,885)	(15,768)
Comprehensive loss	(447,977)	(871,927)	(1,290,360)	(2,273,072)

Basic and diluted loss per share from continuing operations	(0.00)	(0.01)	(0.01)	(0.02)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.02)
Weighted average number of common shares outstanding - basic	117,803,754	120,047,814	117,843,997	120,047,814
Weighted average number of common shares outstanding - diluted	118,359,547	120,840,907	118,399,790	120,840,907

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in U.S. dollars, except number of shares)

	Number of common shares	Common stock and reserves	Number of subordinate shares	Subordinate share capital	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	#	$	$	$	$	$
Balance, March 31, 2024	120,047,814	105,467,920	-	-	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028	-	-	-	-	-	966,028
Share-based compensation	-	569,309	-	-	-	-	-	569,309
Net loss and comprehensive income for the period	-	-	-	-	-	(15,768)	(2,257,304)	(2,273,072)
Balance, September 30, 2024	120,047,814	107,003,257	-	-	628,141	(2,287,016)	(75,108,705)	30,235,677
Share-based compensation	-	280,250	-	-	-	-	-	280,250
Repurchase and cancellation of shares	(2,051,000)	(276,730)	-	-	-	-	-	(276,730)
Net loss and comprehensive income for the period	-	-	-	-	-	148,818	(1,712,238)	(1,563,420)
Balance, March 31, 2025	117,996,814	107,006,777	-	-	628,141	(2,138,198)	(76,820,943)	28,675,777
Share-based compensation	-	144,394	-	-	-	-	-	144,394
Repurchase and cancellation of shares	(224,000)	(32,430)	-	-	-	-	-	(32,430)
Exercise of debentures	90,666	29,450	-	-	-	-	-	29,450
Issuance of subordinate shares	-	-	100,000,000	72	-	-	-	72
EFF Settlement	-	-	-	-	(188,698)	-	-	(188,698)
Net loss and comprehensive loss for the period	-	-	-	-	-	(44,885)	(1,245,475)	(1,290,360)
Balance, September 30, 2025	117,863,480	107,148,191	100,000,000	72	439,443	(2,183,083)	(78,066,418)	27,338,205

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited - Expressed in U.S. dollars)

	Six months ended September 30,
	2025	2024
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(1,238,631)	(2,145,866)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	222,149	233,723
Amortization of right-of-use assets	328,525	272,556
Depreciation and amortization	890,198	814,978
Interest expense	114,770	141,560
Interest and accretion income included in other income	(32,445)	-
Loss on extinguishment of EFF liability	442,543	-
(Gain) loss on disposal of assets	(7,446)	40,960
Share-based compensation	144,394	569,309
Changes in operating assets and liabilities:
Receivables	10,738	(37,949)
Inventory	(472,554)	(859,271)
Prepaid expenses and deposits	307,464	102,283
Accounts payable and accrued liabilities	370,543	161,412
Settlement liability	(500,000)	-
Income taxes payable	(835,132)	696,100
Uncertain tax position	1,477,732	-
Deferred revenue	25,001	(12,742)
Lease liabilities	(267,524)	(196,879)
Cash provided by (used in) operating activities of continuing operations	980,325	(219,826)
Cash used in operating activities of discontinued operations	(6,844)	(102,925)

INVESTING ACTIVITIES
Purchases of property and equipment	(47,229)	(230,391)
Proceeds from termination of sales-type lease and disposal of licenses	-	-
Purchases of intangible assets	-	(3,413,647)
Proceeds from disposal of assets	25,000	2,000
Cash used in investing activities of continuing operations	(22,229)	(3,642,038)

FINANCING ACTIVITIES
Proceeds from issuance of debenture units	-	2,920,562
Interest payments received on note receivable	17,000	-
Principal repayments on convertible debentures	(665,696)	-
Interest paid in cash	(114,770)	(141,560)
Repurchase and cancellation of shares	(32,430)	-
Cash (used in) provided by financing activities of continuing operations	(795,896)	2,779,002
Cash used in financing activities of discontinued operations	-	(22,776)

Effect of foreign exchange on cash	14,955	15,782
Change in cash during the period	170,311	(1,192,781)
Cash, beginning of period	2,625,461	3,260,568
Cash, end of period	2,795,772	2,067,787

Supplemental disclosure of cash flow information:
Income tax paid in cash	1,300,000	-
Interest payments received on note receivable	17,000	-
Interest paid in cash	114,770	52,863

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at September 30, 2025, the Company had a working capital surplus of $1,717,362 (March 31, 2025 - working capital deficiency of $452,928) and an accumulated deficit of $78,066,418 (March 31, 2025 - $76,820,943). During the six months ended September 30, 2025, the Company generated $980,325 in cash from operating activities, compared to cash used of $219,826 during the same period in 2024.

At the federal level, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2025 and 2024 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at September 30, 2025 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC ("EFF") (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

3. ACCOUNTING POLICIES

The Company's significant accounting policies are fully described in Note 3 to the consolidated financial statements for the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024. There have been no material changes to the Company's significant accounting policies other than that described below:

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvements to Income Tax Disclosures, requiring entities to disclose more detailed information about income tax expense (benefit), significant components of income tax expense (benefit), separate disclosure of income tax expense (benefit) for domestic and foreign jurisdictions and by major jurisdictions. The Company adopted ASU 2023-09 as of April 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial statements and disclosures.

a) Significant accounting judgement, estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2023-07 ("ASU 2023-07"), Improvements to Reportable Segment Disclosures (Topic 280). The Company adopted ASU 2023-07 as of April 1, 2024. This update enhances the disclosure requirements for reportable segments, including significant segment expenses and interim period disclosures. The Company has disclosed the title and position of our Chief Operating Decision Maker ("CODM") to provide clarity on who is responsible for making operating decisions. These disclosures aim to enhance transparency and provide more decision-useful information to investors and other stakeholders.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements not yet effective

In November 2024, the FASB issued Accounting Standards Update 2024-03 ("ASU 2024-03"), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): update required disclosure of specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. The Company has not early adopted this standard. The Company is currently evaluating the impact of the adoption of this amendment.

4. ACQUISITION

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses. The purchase price in connection with the dispensary acquisition was $3,500,000 paid in cash to Deep Roots Harvest, Inc. on June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

The acquisition of the new dispensary is accounted for as an asset acquisition due to the absence of identifiable processes and the inability of the acquired assets alone to operate as a business. The allocation of the purchase price to the acquired assets is as follows:

$
Total consideration transferred	3,500,000

Assets acquired:
Property and equipment	86,353
Licenses	3,413,647
3,500,000

Acquired property and equipment consisted of fixtures and leasehold improvements and have an assessed useful life of 5 years. Licenses consist of two licenses which permit the Company to sell retail cannabis products in the State of Nevada and City of Reno, respectively. The licenses each have a useful life of 10 years.

5. DISCONTINUED OPERATIONS

a) Sales-type lease and disposal of licenses

In January 2022, the Company entered into a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842 Leases, the land and equipment were not derecognized, and payments received are recorded as a deposit liability until such time that collectability becomes probable.

During the year ended January 31, 2024, the Company executed a settlement agreement to terminate its lease-to-own arrangement. Prior to the settlement, the Company had collected a cumulative $100,000 related to the lease-to-own arrangement, recorded as a deposit liability. Under the settlement agreement, the Company transferred certain licenses with a carrying value of $32,250 in exchange for $400,000, which was paid by the lessee. The Company retained the cumulative $100,000 in lease-to-own payments collected to date. As a result, the Company recognized a gain on the termination of the sales-type lease of $467,750.

Additionally, the Company sold three licenses in Bend, Oregon, with a carrying value of $39,206, to the same lessee. The titles of these licenses were fully transferred. The Company derecognized the related intangible assets and the $75,000 deposit liability, resulting in a gain on the disposal of licenses of $35,794.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

b) Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprised the assets of multiple components in distinct geographic locations, management completed the sale on a piecemeal basis. By March 31, 2024, the Company's remaining assets and liabilities held for sale consisted of a building and associated mortgage. The mortgage carried a fixed interest rate of 4.5% and required monthly payments. On December 10, 2024, the Company paid out the remaining mortgage balance of $371,089. As such, net loss from discontinued operations for the three and six months ended September 30, 2025 contains no activity related to the mortgage. For the three and six months ended September 30, 2024, interest expense on the mortgage was $4,309 and $8,696 and repayments totaled $11,388 and $11,388 respectively.

On March 28, 2025, the Company completed the sale of the building for total consideration of $1,255,485. The building had been classified as held for sale and included in discontinued operations since 2022, and, accordingly, no depreciation had been recorded since that time. At the date of sale, the carrying value of the building was $1,139,517. The sale consideration included cash receipt of $331,936 and a promissory note with a face value of $850,000, bearing interest at a fixed annual rate of 4%, maturing 18 months from the date of issuance (Note 8). The note was initially recognized at its present value of $802,766, based on a market discount rate of 8%. The Company incurred transfer fees of $68,065 in connection with the sale. The transaction resulted in a gain on sale of $63,250, which was recognized within income from discontinued operations for the year ended March 31, 2025.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	September 30, 2025	March 31, 2025
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	-	4,725
Total assets classified as held for sale	-	4,725

A summary of the Company's net loss from discontinued operations is as follows:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Expenses
Selling, general and administrative expenses	4,983	81,405	6,844	102,742
Other expenses	-	4,309	-	8,696
Net loss from discontinued operations before income tax expense	(4,983)	(85,714)	(6,844)	(111,438)
Income tax expense	-	-	-	-
Net loss from discontinued operations after income tax expense	(4,983)	(85,714)	(6,844)	(111,438)

A summary of the Company's cash flows from discontinued operations is as follows:

	Six months ended September 30,
	2025	2024
	$	$
Net cash used in operating activities of discontinued operations	(6,844)	(102,925)
Net cash used in financing activities of discontinued operations	-	(22,776)

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	September 30, 2025	March 31, 2025
	$	$
Taxes receivable	60,353	51,868
Trade receivables	105,604	124,827
	165,957	176,695

There was no provision for expected credit losses on trade receivables as at September 30, 2025 and March 31, 2025.

7. INVENTORY

A summary of the Company's inventory is as follows:

	September 30, 2025	March 31, 2025
	$	$
Finished goods	2,762,501	2,227,294
Work in process	1,737,104	1,558,428
Raw materials	267,887	265,703
	4,767,492	4,051,425

8. NOTE RECEIVABLE

The Company has a note receivable that was issued in connection with the sale of a building. The note receivable has a principal balance of $850,000 and bears interest at a fixed rate of 4% per annum payable by the holder monthly. The principal is due at maturity on September 30, 2026. On initial recognition, the note receivable was recorded at fair value of $802,766, reflecting a market interest rate of 8% per annum.

The Company evaluates the collectability of the note receivable based on the borrower's financial condition and compliance with the note terms. As at September 30, 2025, there are no indicators that the borrower's financial condition raises doubt regarding the collectability of the note receivable and the borrower is in compliance with the note terms.

A summary of the Company's note receivable is as follows:

$
Balance, March 31, 2025	802,766
Interest income	17,000
Accretion income	15,445
Interest payments received	(17,000)
Balance, September 30, 2025	818,211

During the three and six months ended September 30, 2025, the Company earned interest income of $8,500 and $17,000 (2024 - $nil and $nil), accretion income of $7,759 and $15,445 (2024 - $nil and $nil) and received interest payments of $8,500 and $17,000 (2024 - $nil and $nil).

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	September 30, 2025	March 31, 2025
	$	$
Leasehold improvements	2,215,150	2,194,128
Furniture and fixtures	369,206	367,024
Computer equipment	6,659	6,659
Machinery and equipment	2,323,066	2,309,689
	4,914,081	4,877,500
Less: Accumulated depreciation	(2,503,562)	(2,211,900)
	2,410,519	2,665,600

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

Total depreciation of property and equipment for the three and six months ended September 30, 2025 was $151,648 and $302,310 (2024 - $145,306 and $289,728). During the three and six months ended September 30, 2025, $120,079 and $238,969 (2024 - $123,695 and $245,541) of total depreciation was allocated to inventory.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products. During the year ended March 31, 2025, the Company recognized additional right-of-use assets of $1,221,143, related to the lease of the new dispensary store in South Reno, Nevada (Note 13).

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	September 30, 2025	March 31, 2025
	$	$
Licenses	15,303,921	15,423,921
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	17,489,168	17,609,168
Less: Accumulated amortization	(10,255,461)	(9,516,505)
	7,233,707	8,092,663

During the three and six months ended September 30, 2025, the Company disposed of a license with a cost of $120,000 and accumulated amortization of $92,447 for proceeds of $35,000, of which $10,000 was received as a deposit during the year ended March 31, 2025. As a result, for the three and six months ended September 30, 2025, the Company recorded a gain on disposal of assets of $7,446 and $7,446 (2024 - loss on disposal of assets of $8,464 and $40,960, resulting from disposal of property and equipment (Note 9)).

During the three and six months ended September 30, 2025, the Company recognized amortization expense on intangible assets of $415,285 and $831,402 (2024 - $416,118 and $775,337). Of the total amortization expense, $2,272 and $4,545 (2024 - $2,273 and $4,546) was allocated to inventory.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

10. INTANGIBLE ASSETS AND GOODWILL (continued)

b) Goodwill

As at September 30, 2025, the Company had goodwill of $28,541,323 (March 31, 2025 - $28,541,323), which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the three and six months ended September 30, 2025.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	September 30, 2025	March 31, 2025
	$	$
Accounts payable	1,514,412	1,049,610
Accrued liabilities	381,712	486,043
EFF settlement accrual (Note 21)	-	612,500
	1,896,124	2,148,153

12. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2025	1,688,184
Accretion	222,149
Interest expense	114,770
Repayment	(780,466)
Conversion to common shares	(29,450)
Effect of foreign exchange	58,929
Balance, September 30, 2025	1,274,116
Current portion	1,161,852
Non-current portion	112,264

13. LEASE LIABILITIES

The Company's leases consist of land and buildings used in cultivation, processing, warehousing, and dispensary of its products. All leases were classified as operating leases in accordance with ASC 842. A summary of the Company's active leases under contract as at September 30, 2025 is as follows:

Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land and building	7.18	Operating lease
Silver State Relief LLC (Sparks)	Land and building	11.18	Operating lease
Silver State Relief LLC (Fernley)	Land and building	11.18	Operating lease
Silver State Relief LLC (Reno)	Land and building	8.75	Operating lease

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

13. LEASE LIABILITIES (continued)

On February 1, 2023, the Company entered into amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. Accordingly, during the year ended January 31, 2024, the carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

On June 11, 2024, the Company entered into a lease agreement for the new dispensary store in South Reno, Nevada. The lease commenced on July 1, 2024, and will expire on June 30, 2034. Monthly payments are required at the beginning of each calendar month, with the first payment of $14,300 made on the lease commencement date. The base rent will increase by 3% annually. The lease is classified as an operating lease with an implicit interest rate of 10%. Accordingly, the Company recognized a lease liability valued at $1,221,143.

For the three and six months ended September 30, 2025, the Company incurred operating lease costs of $411,697 and $823,394 (2024 - $411,697 and $774,214). Of these amounts, during the three and six months ended September 30, 2025, $203,091 and $406,183 were allocated to inventory (2024 - $203,091 and $406,183).

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	September 30, 2025	March 31, 2025
Weighted average discount rate	10.00%	10.00%
Weighted average remaining lease term (years)	9.12	9.60

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at September 30, 2025 is as follows:

Year ending March 31,	$
2026	773,809
2027	1,582,287
2028	1,629,756
2029	1,678,649
2030	1,729,008
Thereafter	8,361,370
Total undiscounted lease liabilities	15,754,879
Effects of discounting	(5,706,048)
Total present value of minimum lease payments	10,048,831
Current portion of lease liability	581,412
Lease liabilities	9,467,419

As at September 30, 2025, the Company had total undiscounted lease liabilities of $15,754,879 (March 31, 2025 - $16,517,271) pertaining to lease liabilities.

14. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, March 31, 2024	84,871
Gain on change in fair value of derivative liability	(52,257)
Effect of foreign exchange	(4,790)
Balance, March 31, 2025	27,824
Effect of foreign exchange	910
Balance, September 30, 2025	28,734

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

14. DERIVATIVE LIABILITY (continued)

Upon the May 24, 2019 acquisition of Swell Companies Limited, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at September 30, 2025 and March 31, 2025 the total number of remaining earn out shares is 1,207,200.

15. SHARE CAPITAL

Share capital consists of fully paid common shares with no par value and fully paid subordinate voting shares that are convertible to common shares at a rate of 0.000001 per common share, subject to the discretion of the Board of Directors or at such time that the Company ceases to be a foreign private issuer. The Company is authorized to issue an unlimited number of common shares and subordinate voting shares. All shares are equally eligible to receive dividends and repayment of capital. Common shares represent one vote at the Company's shareholders' meetings while each subordinate voting share has the functional equivalent of 0.000001 of the voting power of a common share.

A summary of the Company's share capital is as follows:

	Number of common shares	Common stock	Number of subordinate shares	Subordinate share capital
	#	$	#	$
Balance, March 31, 2024	120,047,814	105,467,920	-	-
Warrants issued in private placement	-	966,028	-	-
Share-based compensation	-	849,559	-	-
Repurchase and cancellation of shares	(2,051,000)	(276,730)	-	-
Balance, March 31, 2025	117,996,814	107,006,777	-	-
Share-based compensation	-	144,394	-	-
Repurchase and cancellation of shares	(224,000)	(32,430)	-	-
Exercise of debentures	90,666	29,450	-	-
Issuance of subordinate shares	-	-	100,000,000	72
Balance, September 30, 2025	117,863,480	107,148,191	100,000,000	72

During the six months ended September 30, 2025, the Company repurchased and cancelled 224,000 common shares for $32,430 (C$45,019). During the year ended March 31, 2025, the Company repurchased and cancelled 2,051,000 common shares for $276,730 (C$363,181).

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at September 30, 2025 and March 31, 2025, shares issued pursuant to this commitment total 1,184,407 shares. As part of the settlement of legal proceedings with EFF (Note 21), the number of shares to be delivered was reduced by 237,300 shares. As at September 30, 2025, there were 555,793 shares remaining to be issued (March 31, 2025 - 793,093).

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

15. SHARE CAPITAL (continued)

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, March 31, 2024	1,200,000	1.50	0.15
Issuance from private placement	4,000,000	0.55	1.10
Expired	(1,200,000)	1.50	-
Balance, September 30, 2025 and March 31, 2025	4,000,000	0.55	1.10

On May 6, 2024, the Company closed its debenture unit private placement and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. Proceeds of $966,028 were allocated to the warrants and recorded in reserves.

A summary of the Company's outstanding and exercisable warrants as at September 30, 2025 is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
November 6, 2026	0.55	4,000,000

As at September 30, 2025 and March 31, 2025, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, March 31, 2024	1,100,000	0.84	0.71
Granted	5,425,000	0.53	1.62
Expired	(1,100,000)	0.84	-
Balance, September 30, 2025 and March 31, 2025	5,425,000	0.53	1.62

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,129,810 (C$1,544,676).

A summary of the Company's stock options outstanding and exercisable as at September 30, 2025, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
May 13, 2027	0.53	5,425,000	3,616,667

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

15. SHARE CAPITAL (continued)

As at September 30, 2025 and March 31, 2025, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the three and six months ended September 30, 2025, the Company recorded share-based compensation expense on vesting of stock options of $50,449 and $144,394 (2024 - $147,091 and $569,309).

The Company used the following inputs in the Black-Scholes option pricing model to determine the fair value of options granted during the year ended March 31, 2025:

Stock price	C$0.53
Exercise price	C$0.53
Risk-free interest rate	4.37%
Expected life	2.00 years
Expected volatility	100.09%
Expected annual dividend yield	0.00%

For non-employee options, the expected term is the contractual life, while for employees and directors, it is the estimated period the options are expected to be outstanding, using the 'simplified' method for 'plain vanilla' employee options. Expected volatility is based on historical volatilities of similarly positioned public companies over a period equivalent to the expected life of the options. The risk-free interest rate is derived from the Treasury zero-coupon bond yields with a term matching the expected life of the options.

16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Accounting and legal	261,319	109,225	289,908	259,227
Depreciation and amortization	444,582	435,456	890,198	814,978
License fees, taxes, and insurance	445,971	411,636	819,387	781,947
Office facilities and administrative	106,851	109,831	214,382	248,415
Operating lease costs	208,606	208,606	417,211	368,031
Other expenses	114,637	106,771	247,842	159,592
Professional fees and consulting	208,650	301,617	398,206	453,344
Salaries and wages	1,126,065	1,049,841	2,245,062	2,034,505
Sales, marketing, and promotion	52,896	61,189	114,061	100,949
Share-based compensation	50,449	147,091	144,394	569,309
Shareholder communications	4,828	5,135	6,829	12,616
Travel and entertainment expense	15,272	11,849	29,224	26,289
	3,040,126	2,958,247	5,816,704	5,829,202

17. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The CODM is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary measures of segment performance. The CODM reviews key categories of operating expenses including general and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

17. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for six months ended September 30, 2025 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	17,023,665	-	17,023,665
Gross profit	7,252,465	-	7,252,465
Operating expenses:
General and administration	(2,850,304)	(1,400,536)	(4,250,840)
Sales, marketing, and promotion	(114,061)	-	(114,061)
Operating lease cost	(417,211)	-	(417,211)
Depreciation and amortization	(844,141)	(46,057)	(890,198)
Share-based compensation	-	(144,394)	(144,394)
Interest expense and other income (loss)	10,881	(742,673)	(731,792)
Net income (loss) from continuing operations before income tax expense	3,037,629	(2,333,660)	703,969

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

A summary of the Company's segmented operational activity and balances from continuing operations for six months ended September 30, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	14,104,556	-	14,104,556
Gross profit	5,295,532	-	5,295,532
Operating expenses:
General and administration	(2,533,162)	(1,442,773)	(3,975,935)
Sales, marketing, and promotion	(100,949)	-	(100,949)
Operating lease cost	(368,031)	-	(368,031)
Depreciation and amortization	(768,921)	(46,057)	(814,978)
Share-based compensation	-	(569,309)	(569,309)
Interest expense and others	(21,529)	(394,567)	(416,096)
Net income (loss) from continuing operations before income tax expense	1,502,940	(2,452,706)	(949,766)

Entity-wide disclosures

All revenue for the six months ended September 30, 2025 and 2024 was earned in the United States.

For the six months ended September 30, 2025 and 2024, no customer represented more than 10% of the Company's net revenue. As at September 30, 2025 and March 31, 2025, no customer represented more than 10% of the Company's receivables.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

18. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at September 30, 2025 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2026	376,257	397,552	773,809
2027	769,381	812,906	1,582,287
2028	792,462	837,293	1,629,755
2029	816,236	862,412	1,678,648
2030	840,723	888,285	1,729,008
Thereafter	5,781,487	2,579,885	8,361,372
	9,376,546	6,378,333	15,754,879

19. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and lease liabilities is as follows:

	September 30, 2025	March 31, 2025
	$	$
Lease liabilities due to a company controlled by the Chief Executive Officer ("CEO")	4,466,735	4,630,273
Due to the Chief Financial Officer ("CFO")	281	557
	4,467,016	4,630,830

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Consulting fees paid to a director	5,000	15,000	30,000	30,000
Amounts paid to CEO or companies controlled by CEO for leases	195,839	190,135	391,677	380,269
Amounts paid to CEO or companies controlled by CEO for remuneration	46,154	53,846	100,000	100,000
Salary paid to directors and officers	123,739	132,297	258,615	237,914
Share-based compensation	59,744	86,498	91,652	335,548
	430,476	477,776	871,944	1,083,731

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

20. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Six months ended September 30,
	2025	2024
	$	$
Net loss from continuing operations after income taxes	(1,238,631)	(2,145,866)
Net loss from discontinued operations after income taxes	(6,844)	(111,438)
Net loss	(1,245,475)	(2,257,304)

Weighted average number of common shares outstanding	117,843,997	120,047,814
Dilutive effect of commitment to issue shares	555,793	793,093
Diluted weighted average number of common shares outstanding	118,399,790	120,840,907

Basic and diluted loss per share, continuing operations	(0.01)	(0.02)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic and diluted loss per share	(0.01)	(0.02)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the six months ended September 30, 2025 and 2024, the number of warrants excluded from the computation was 4,000,000 and 4,000,000, respectively. For the six months ended September 30, 2025 and 2024, the number of stock options excluded from the computation was 3,616,667 and 2,908,333, respectively. In addition, for the three and six months ended September 30, 2025 and 2024, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 14) as the market price of the common shares has not been high enough to trigger an earn out event.

21. SETTLEMENT OF LEGAL PROCEEDINGS

On September 4, 2025, the Company entered into a settlement agreement (the "EFF Settlement Agreement") with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners (each, a "Vendor") of Proudest Monkey Holdings, LLC ("Proudest Monkey"), an entity that was previously the sole owner of EFF (the "Oregon Actions") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners (the "BC Action", and together with the Oregon Actions, the "Litigation"). The Company acquired all the membership units of EFF from Proudest Monkey pursuant to a purchase and sale agreement dated January 19, 2018 (the "EFF Agreement").

Pursuant to the Oregon Actions, two Vendors made claims related to contract, employment and statutory damages against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, and three directors, two officers, and one former employee of the Company. The Company alleged breach and default under the EFF Agreement in connection with certain conduct by the Vendors which occurred prior to and after the completion of the acquisition of EFF. As a result, the Company withheld issuing certain equity consideration payable to the Vendors pursuant to the terms of the EFF Agreement, as a result of which Proudest Monkey and one of the Vendors launched the BC Action, to which the Company filed counterclaims.

In addition to such other terms and conditions as agreed to among the parties, pursuant to the EFF Settlement Agreement, the parties to the Litigation agreed to (a) fully and finally settle all claims between them, have each action dismissed with respect to all remaining claims on a with prejudice basis and to mutually release each other from all claims asserted in the BC Action and Oregon Actions, (b) the Company agreed to pay to the plaintiffs under the Litigation (the "Plaintiffs") the total cash sum of $2,400,000 (the "Settlement Amount") as follows: (i) $500,000 payable on or before September 12, 2025 (the "Initial Payment Date") (paid); and (ii) $100,000 per month payable over a period of 19 months commencing one month after the Initial Payment Date, and (c) pursuant to the terms of the EFF Agreement, the Company agreed to issue to certain of the Vendors an aggregate of 555,793 (reduced from 793,093) common shares of the Company (the "Share Consideration").

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

21. SETTLEMENT OF LEGAL PROCEEDINGS (continued)

The Settlement resulted in the cash liability in respect of the payment of the Settlement Amount being offset by the extinguishment of convertible notes of $1,156,259 and the accounts payable Litigation related accrual of $612,500. The recognition of the $2,400,000 settlement liability, extinguishment of liabilities totaling $1,768,759, and reduction of the commitment to issue shares possessing a value of $188,698 (C$260,950) resulted in a loss on settlement of legal proceedings of $442,543. The Share Consideration remains unpaid as of the date of the consolidated financial statements.

22. INCOME TAXES

A summary of the Company's income tax expense and effective tax rate is as follows:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Net income (loss) from continuing operations before income taxes	635,428	68,982	703,969	(949,766)
Income tax expense	1,117,100	828,400	1,942,600	1,196,100
Effective tax rate	176%	1201%	276%	-126%

The Company is subject to income taxes in the United States and Canada. The Company has computed its provision for income taxes based on the actual effective tax rate for the quarter as management believes this is the best estimate for the annual effective tax rate. Significant judgment is required in evaluating the Company's uncertain tax position and determining the provision for income taxes.

23. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at September 30, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 14)	-	-	28,734	28,734

Fair value measurements at March 31, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 14)	-	-	27,824	27,824

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs and therefore represents a Level 3 measurement.

24. SUBSEQUENT EVENT

On October 31, 2025, the Company issued 108,443 common shares at an issue price of $0.45 per common share for total value of $48,799 pursuant to the exercise of convertible debentures.